1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 28, 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 4/28/2005	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Public Statement on April 28, 2005: The responsible person of this company filed administrative appeal against the administrative disposition of the Financial Supervisory Commission, Executive Yuan

99.2	Public Statement on April 28, 2005: The Company filed reconsideration with the TSE against its action

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Exhibit 99.1

The responsible person of this company filed administrative appeal against the administrative disposition of the Financial Supervisory Commission, Executive Yuan

1.	Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents: Robert Tsao, Administrator Appeal Commission of Executive Yuan, Financial Supervisory Commission of Executive Yuan, Order No.0940113436

2.	Date of occurrence of the event: 2005/04/28

3.	Background and circumstances of the matter (including the property/subject matter under dispute): The responsible person of this company received a letter from Financial Supervisory Commission, Executive Yuan regarding to Hejian and the Company. In accordance with Securities and Exchange Law No. 36-2-2, 178-1-3, and 179 that The Company’s responsible person is fined NT$3 million for not complying with proper information disclosure which could affect shareholders’ rights and interests.

4.	Course and progression of handling of the matter: The responsible person of this company today filed administrative appeal with Financial Supervisory Commission, Executive Yuan to be submitted to the Executive Yuan together with relevant explanation and documentation.

5.	Effect on company finances and business and estimated monetary amount of the effect: not applicable

6.	Countermeasures and status of amelioration: not applicable

7.	Any other matters that need to be specified: none

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Exhibit 99.2

The Company filed reconsideration with the TSE against its action

1.	Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents: UMC, Taiwan Stock Exchange Co., Taiwan Stock Exchange Co., Order No. 0940101000

2.	Date of occurrence of the event: 2005/04/28

3.	Background and circumstances of the matter (including the property/subject matter under dispute): The Company received a letter from Taiwan Stock Exchange on April 26, 2005 regarding the violation of Material Information Disclosure. The Company is fined NT$30 thousand in accordance with Article 3 of Taiwan Stock Exchange Corporation Procedures for Verification and Disclosure of Material Information of Listed Companies.

4.	Course and progression of handling of the matter: The Company filed reconsideration with the TSE today together with relevant explanation and documentation.

5.	Effect on company finances and business and estimated monetary amount of the effect: not applicable

6.	Countermeasures and status of amelioration: not applicable

7.	Any other matters that need to be specified: none